FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2016

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Third Quarter and

Nine-Month 2016 Results

Lima, Peru, October 27, 2016 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the third quarter (3Q16) and nine-month (9M16) periods ended September 30, 2016. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2016 Highlights:

•	In 3Q16, EBITDA from direct operations was US$83.3 million compared to US$5.6 million reported in 3Q15. Adjusted EBITDA (including associated companies) increased 99% (US$ 134.6 million in 3Q16 compared to the US$ 67.6 million in 3Q15).

•	All in Sustaining Cost (AISC*) decreased 51% in 3Q16 (US$ 570/oz) compared to 3Q15 (US$ 1,171/oz).

•	At El Brocal, we expect an improvement in 4Q16 due to i) higher ore treated, ii) higher zinc grade and better commercial terms.

•	Net income in 3Q16 was negative US$ 24.7 mainly due to El Brocal and Yanacocha results.

•	Production from direct operations in 3Q16 was 93k gold ounces and 5.8 million silver ounces, higher compared to 89k gold ounces and 5.6 million silver ounces in 3Q15.

•	The Tambomayo project remains in-line with schedule and budget. Total project progress is at 96%. Production ramp up is expected to begin in December 2016.

•	Buenaventura´s Net debt/EBITDA ratio has been reduced to 2x. By the end of the year, we expect a ratio of 1.6x-1.9x.

•	Dividend payment to be resumed (US$ 0.030 per share/ADS).

Financial Highlights (in millions of US$, except EPS figures):

	3Q16	3Q15	Var%	9M16	9M15	Var%
Total Revenues	269.0	211.0	28%	781.7	694.4	13%
Operating Profit	34.7	-54.2	N.A.	107.4	-93.5	N.A.
EBITDA Direct Operations	83.3	5.6	1391%	252.9	80.2	215%
Adjusted EBITDA (Inc Associates)	134.6	67.6	99%	468.5	303.8	54%
Net Income	-24.7	-23.2	6%	82.4	-24.7	N.A.
EPS**	-0.10	-0.09	6%	0.32	-0.10	N.A.

(*) See Appendix 5

(**) as of September 30, 2016 Buenaventura had 253,986,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 2 of 23

Operating Revenues

During 3Q16, net sales were US$263.1 million, a 30% increase compared to the US$202.3 million reported in 3Q15. This result was mainly explained by an increase in all metal prices as well as higher volume sales of copper, zinc and lead.

Royalty income decreased 32% from US$8.7 million in 3Q15 to US$5.9 million in 3Q16 as a result of lower revenues at Yanacocha.

Operating Highlights	3Q16	3Q15	Var%	9M16	6M15	Var%
Net Sales (in millions of US$)	263.1	202.3	30%	763.2	669.2	14%
Average Realized Gold Price (US$/oz) (1) (2)	1,334	1,103	21%	1,275	1,169	9%
Average Realized Gold Price (US$/oz) inc. Affiliates (3)	1,338	1,112	20%	1,267	1,172	8%
Average Realized Silver Price (US$/oz) (1) (2)	20.83	14.50	44%	17.60	15.34	15%
Average Realized Lead Price (US$/MT) (1) (2)	1,950	1,593	22%	1,839	1,734	6%
Average Realized Zinc Price (US$/MT) (1) (2)	2,460	1,775	39%	2,092	1,998	5%
Average Realized Copper Price (US$/MT) (1) (2)	4,820	3,723	29%	4,666	4,599	1%

Volume Sold	3Q16	3Q15	Var%	9M16	6M15	Var%
Gold Oz Direct Operations (1)	94,539	91,370	3%	268,280	271,479	-1%
Gold Oz inc Associated Companies (3)	173,291	217,320	-20%	520,267	618,138	-16%
Silver Oz (1)	4,975,143	4,801,621	4%	15,924,538	14,239,819	12%
Lead MT (1)	7,138	6,409	11%	21,374	22,086	-3%
Zinc MT (1)	15,040	12,543	20%	42,866	39,442	9%
Copper MT (1)	11,225	7,456	51%	32,895	19,917	65%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal
(2)	The realized price considers the adjustments of quotational periods
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.95% of Coimolache and 43.65% of Yanacocha

For 9M16, net sales increased 14%, from US$669.2 million in 9M15 to US$763.2 million in 9M16. Royalty income for 9M16 was US$18.5 million, lower than US$25.2 million during 9M15.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 3 of 23

Production and Operating Costs

In 3Q16, Buenaventura’s gold equity production from direct operations was 4% higher compared to the figure reported in 3Q15 (92,571 gold ounces in 3Q16 vs 88,669 gold ounces in 3Q15). Gold production including associated companies in 3Q16 was 156,905 ounces, 19% lower than the amount reported in the same period 2015. This decline is explained by a decrease in production from Yanacocha. Silver equity production from direct operations increased 5%, mainly due to higher production at the Uchucchacua mine and the Mallay mine.

Equity Production	3Q16	3Q15	Var%	9M16	9M15	Var%
Gold Oz Direct Operations(1)	92,571	88,669	4%	257,280	254,195	1%
Gold Oz including Associated Companies	156,905	194,500	-19%	468,222	562,553	-17%
Silver Oz Direct Operations(1)	5,840,913	5,583,565	5%	17,575,037	15,232,580	15%
Silver Oz including Associated Companies	6,099,334	5,716,336	7%	18,290,013	15,624,885	17%
Lead MT	7,087	6,542	8%	21,135	19,697	7%
Zinc MT	13,175	10,047	31%	35,819	31,502	14%
Copper MT Direct Operations(1)	7,608	5,187	47%	20,978	12,640	66%
Copper MT including Associated Companies	31,128	16,115	93%	93,361	42,275	121%

Consolidated Production	3Q16	3Q15	Var%	9M16	9M15	Var%
Gold Oz(2)	96,271	92,870	4%	269,563	267,080	1%
Silver Oz(2)	5,980,514	5,854,489	2%	18,024,485	16,248,238	11%
Lead MT(2)	8,156	7,957	3%	24,676	25,148	-2%
Zinc MT(2)	18,527	15,407	20%	51,179	48,209	6%
Copper MT(2)	12,362	9,525	30%	35,531	23,156	53%
(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.32% of El Brocal
(2)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal

Orcopampa (100% owned by Buenaventura)

Production
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	Oz	53,167	54,035	-2%	145,129	156,023	-7%
Silver	Oz	179,210	146,930	22%	492,810	392,541	26%

Cost Applicable to Sales
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	US$/Oz	660	636	4%	682	676	1%

Gold production at Orcopampa decreased 2% in 3Q16 (compared to 3Q15) mainly due to lower ore grade (see Appendix 2). Cost Applicable to Sales (CAS) in 3Q16 (660 US$/Oz) increased 4% compared to 3Q15 (636 US$/Oz), mainly due to higher exploration expenses in order to increase resources at the Pucara and the Lucia area.

Gold production guidance for 2016 is 190k – 200k ounces.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 4 of 23

Uchucchacua (100% owned by Buenaventura)

Production
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	Oz	4,086,850	3,775,051	8%	12,170,024	9,801,413	24%
Zinc	MT	1,950	1,293	51%	5,566	4,090	36%
Lead	MT	2,772	2,340	18%	7,869	5,869	34%

Cost Applicable to Sales
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	US$/Oz	11.06	13.56	-18%	10.84	14.47	-25%

Silver production in 3Q16 increased 8% compared to 3Q15, due to higher volumes of ore treated and higher ore grade (see Appendix 2). Cost Applicable to Sales (CAS) in 3Q16 decreased 18% compared to 3Q15, an improvement primarily explained by i) Increasing efficiencies as a result of massive mining using the bench & fill method and ii) lower reagent prices and consumption.

Silver production guidance for 2016 is 15.5 million – 16.5 million ounces.

Mallay (100% owned by Buenaventura)

Production
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	Oz	412,526	323,095	28%	1,252,490	928,126	35%
Zinc	MT	2,740	2,445	12%	8,137	6,765	20%
Lead	MT	1,965	1,925	2%	5,907	5,353	10%
Gold	Oz	420	259	62%	1,460	396	268%

Cost Applicable to Sales
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	US$/Oz	13.05	13.99	-7%	12.55	13.96	-10%

Silver production in 3Q16 increased 28% compared to 3Q15, mainly due to increased amounts ore treated (see Appendix 2). Cost Applicable to Sales (CAS) in 3Q16 was 7% lower compared to 3Q15 mainly due to more volume sold.

Silver production guidance for 2016 is 1.5 million – 1.9 million ounces.

Julcani (100% owned by Buenaventura)

Production
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	Oz	782,813	794,810	-2%	2,473,802	2,397,790	3%

Cost Applicable to Sales
		3Q16	3Q15	Var%	9M16	9M15	Var%
Silver	US$/Oz	11.86	12.94	-8%	11.32	12.70	-11%

Silver production in 3Q16 is in line with the figure reported in 3Q15. Cost Applicable to Sales (CAS) in 3Q16 was 8% lower than 3Q15, an improvement primarily mainly explained by higher volume sold and lower commercial deductions.

Silver production guidance for 2016 is 3.0 million – 3.4 million ounces.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 5 of 23

La Zanja (53.06% owned by Buenaventura)

Production
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	Oz	37,407	35,653	5%	106,984	103,362	4%
Silver	Oz	50,309	78,844	-36%	159,012	241,969	-34%

Cost Applicable to Sales
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	US$/Oz	641	906	-29%	568	838	-32%

Gold production in 3Q16 increased 5% compared to 3Q15. CAS in 3Q16 decreased 29% compared to 3Q15, an improvement primarily due to i) lower headcount generated by new synergies with Tantahuatay mine, ii) lower reagent and explosives prices and consumption, and iii) lower contractor expenses resulting from more favorable prices.

Gold production guidance for 2016 is 130k – 140k ounces.

Tantahuatay (40.10% owned by Buenaventura)

Production
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	Oz	39,595	34,739	14%	110,890	97,085	14%
Silver	Oz	162,983	259,433	-37%	587,551	598,392	-2%

Cost Applicable to Sales
		3Q16	3Q15	Var %	9M16	9M15	Var %
Gold	US$/Oz	527	484	9%	476	542	-12%

Gold production in 3Q16 increased 14% compared to the figure reported in 3Q15. CAS in 3Q16 increased 9% compared to 3Q15 mainly due to an inventory write-down and higher exploration expenses.

Gold production guidance for 2016 is 145k – 155k ounces

El Brocal (61.32%* owned by Buenaventura)

Production
		3Q16	3Q15	Var %	9M16	9M15	Var %
Copper	MT	12,291	9,446	30%	35,312	22,895	54%
Zinc	MT	13,836	11,670	19%	37,477	37,353	0%
Silver	Oz	468,806	735,760	-36%	1,476,348	2,486,399	-41%

Cost Applicable to Sales
		3Q16	3Q15	Var %	9M16	9M15	Var %
Copper	US$/Lb	2.17	2.34	-7%	2.18	2.39	-9%
Zinc	US$/Lb	0.92	0.83	12%	0.80	0.75	7%

During 3Q16, copper production increased 30% compared to 3Q15, due to a higher ore volume treated and ore grade. Moreover, in 3Q16 zinc production increased 19% as a result of higher ore treated.

(*) Since August 2016, the new ownership of El Brocal is 61.32%.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 6 of 23

In 3Q16, zinc Cost Applicable to sales (CAS) increased 12% compared to 3Q15 mainly due to lower ore grade and lower silver by-product contribution. Copper CAS in 3Q16 decreased 7% compared to 3Q15 mainly due higher ore grade and lower commercial deductions per ton resulting from the renegotiation of commercial contracts.

Zinc production guidance for 2016 is 55k – 65k MT, while copper production guidance for 2016 is 40k – 50k MT.

General and Administrative Expenses

General and administrative expenses in 3Q16 were US$16.9 million, 15% lower compared to the US$19.8 million in 3Q15. For 9M16, the expense was US$58.0 million (US$58.8 million in 9M15).

Exploration in Non-Operating Areas

Exploration costs in non-operating areas during 3Q16 were US$6.4 million compared with US$5.3 million in 3Q15. During the period, Buenaventura’s main exploration efforts were focused on the Tambomayo project (US$1.75 million), the San Gabriel project (US$1.21 million) and Marcapunta Norte (US$0.32 million). For 9M16, the expense was US$14.8 million (US$25.7 million in 9M15).

Share in Associated Companies

During 3Q16, Buenaventura’s share in associated companies was negative US$11.9 million, compared to US$13.4 million reported in 3Q15, composed by:

Share in the Result of Associates (in millions of US$)	3Q16	3Q15	Var %	9M16	9M15	Var %
Cerro Verde	9.5	1.3	621%	44.3	10.1	339%
Coimolache	4.9	4.1	20%	17.0	9.1	87%
Yanacocha	-26.2	8.0	N.A.	-24.1	42.4	N.A.
Total	-11.9	13.4	N.A.	37.2	61.6	-40%

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 3Q16, gold production was 147,386 ounces, 39% lower than 3Q15 production (242,454 ounces). For 9M16, gold production was 483,258 ounces, 32% lower than 706,433 ounces in 9M15.

Gold production guidance at Yanacocha for 2016 is 630k – 660k ounces.

In 3Q16, Yanacocha reported a net loss of US$60.1 million compared to a net income of US$18.2 million reported in 3Q15. CAS in 3Q16 was US$1,040/oz, 65% higher than the US$630/oz reported in 3Q15 mainly due to: i) an inventory write-down of US$49.4 million in 3Q16 (US$19.9 million in 3Q15), and ii) lower volume sold (145,582 gold ounces in 3Q16 vs 257,606 gold ounces in 3Q15).

Advancing Yanacocha sulfides through Chaquicocha exploration drilling.

Capital expenditures at Yanacocha were US$26.7 million in 3Q16, while for 9M16 was US$62.7 million.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 7 of 23

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 3Q16 copper production was 120,124 MT (23,520 MT attributable to Buenaventura), a 115% increase compared to 3Q15 (55,811 MT and 10,928 MT attributable to Buenaventura). For 9M16, copper production was 369,681 MT (72,384 MT attributable to Buenaventura).

During 3Q16, Cerro Verde reported a net income of US$48.3 million compared to net income of US$6.7 million in 3Q15. This increase was primarily due to: i) a lower cash cost, and ii) higher volumes sold. For 9M16, net income was US$226.0 million (compared to US$46.5 million in 9M15).

Copper production guidance at Cerro Verde for 2016 is 500k MT – 550k MT.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution to net income in 3Q16 was US$4.9 million (US$4.1 million in 3Q15). For 9M16, the contribution was US$17.0 million, compared to US$9.1 million reported in 9M15.

Project Development and Exploration

The Tambomayo Project (100% ownership)

•	Proyect is on schedule and within budget
•	Total CAPEX: US$ 340 M
•	Overall project progress is at 96% (As of September 2016)
o	Exploration and mine development are completed (100% of progress).
o	The construction progress of the facilities is at 93%.
•	The following facilities have been completed and already commissioned:
o	Tailings dam
o	Water dam
o	Power line and substations
o	Access road
o	Crusher and stockpile area

The San Gabriel Project (100% ownership)

•	Environmental Impact Assessment (EIA) of the project´s construction is expected to be approved in December 2016.
•	Objectives for 4Q16:
o	Drilling program: 3,000 meters in order to confirm resources and certainty
o	Complete Metallurgical studies to be completed in order to improve recovery

Other

During the October 27, 2016 meeting, the Board of Directors meeting passed the following resolution:

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 8 of 23

•	Declaration of cash dividend of US$ 0.030 per share or ADS, payable on November 30, 2016

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2015 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2016)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.32	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 9 of 23

APPENDIX 2

		GOLD PRODUCTION
		3Q16	3Q15%		9M16	9M15%
Mining Unit	Operating Results	Underground
Orcopampa	Ore Milled DMT	121,714	114,509	6%	350,643	337,344	4%
	Ore Grade OZ/MT	0.42	0.49	-14%	0.42	0.48	-11%
	Recovery Rate %	97.0%	95.2%	2%	96.0%	95.8%	0%
	Ounces Produced*	53,167	54,035	-2%	145,129	156,023	-7%
Mining Unit	Operating Results	Open Pit
La Zanja	Ounces Produced	37,407	35,653	5%	106,984	103,362	4%
Tantahuatay	Ounces Produced	39,595	34,739	14%	110,890	97,085	14%

		SILVER PRODUCTION
		3Q16	3Q15%		9M16	9M15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	320,838	310,733	3%	943,460	803,255	17%
	Ore Grade OZ/MT	15.15	14.56	4%	15.37	14.57	6%
	Recovery Rate %	84.1%	83.5%	1%	83.9%	83.8%	0%
	Ounces Produced	4,086,850	3,775,051	8%	12,170,024	9,801,413	24%
Julcani	Ore Milled DMT	42,647	44,937	-5%	131,425	132,924	-1%
	Ore Grade OZ/MT	18.96	18.51	2%	19.60	18.93	4%
	Recovery Rate %	96.8%	95.5%	1%	96.1%	95.3%	1%
	Ounces Produced	782,813	794,810	-2%	2,473,802	2,397,790	3%
Mallay	Ore Milled DMT	51,463	41,888	23%	152,422	115,312	32%
	Ore Grade OZ/MT	8.39	8.31	1%	8.77	8.57	2%
	Recovery Rate %	93.3%	92.8%	1%	93.7%	94.0%	0%
	Ounces Produced	412,526	323,095	28%	1,252,490	928,126	35%
Mining Unit	Operating Results	Open Pit
Colquijirca	Ounces Produced	277,255	517,648	-46%	937,547	1,781,192	-47%

		ZINC PRODUCTION
		3Q16	3Q15%		9M16	9M15%
Mining Unit	Operating Results	Underground
Uchucchacua	Ore Milled DMT	320,838	310,733	3%	943,460	803,256	17%
	Ore Grade %	1.16%	1.03%	13%	1.15%	1.05%	10%
	Recovery Rate %	52.45%	40.5%	29%	51.0%	48.2%	6%
	MT Produced	1,950	1,294	51%	5,566	4,091	36%
Mallay	Ore Milled DMT	51,463	41,888	23%	152,422	115,312	32%
	Ore Grade %	5.93%	6.6%	-11%	6.05%	6.64%	-9%
	Recovery Rate %	88.5%	87.8%	1%	87.9%	88.5%	-1%
	MT Produced	2,740	2,445	12%	8,137	6,765	20%
Mining Unit	Operating Results	Open Pit
Colquijirca	MT Produced	13,836	11,670	19%	37,477	37,353	0%

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 10 of 23

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	3Q16	3Q15	9M16	9M15
Net Income	-28,366	-39,006	81,355	-60,248
Add / Substract:	111,685	44,596	171,593	140,429
Provision for income tax, net	31,129	-14,297	37,625	-3,934
Share in associated companies by the equity method, net	11,850	-13,381	-37,222	-61,621
Interest income	-1,749	-827	-6,061	-2,441
Interest expense	10,911	6,934	26,585	21,078
Loss on currency exchange difference	4,233	3,936	-1,255	7,517
Long Term Compensation provision	336	-12	926	123
Depreciation and Amortization	45,361	59,564	138,041	169,078
Workers´ participation provision	2,878	246	6,572	629
Impairment of long-term lived assets	0	0	0	3,803
Loss from discontinued operations	6,736	2,433	6,382	6,197
EBITDA Buenaventura Direct Operations	83,319	5,590	252,948	80,181
EBITDA Yanacocha (43.65%)	-2,817	40,736	42,808	153,251
EBITDA Cerro Verde (19.58%)	41,603	11,906	136,151	44,764
EBITDA Coimolache (40.10%)	12,515	9,402	36,567	25,605
Adjusted EBITDA (Including Associated companies)	134,620	67,634	468,475	303,801

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 11 of 23

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 12 of 23

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2016	2015	2016	2015
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	129,752	145,921	371,545	427,228
Add:
Consolidated Exploration in units in operation	24,985	20,990	66,206	66,008
Consolidated Commercial deductions	57,590	45,094	171,306	135,147
Consolidated Selling expenses	5,531	4,655	15,646	12,701
Consolidated Cost applicable to sales	217,858	216,660	624,703	641,084

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2016	2015	2016	2015
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	9	6	15	40
Julcani, Silver	5,460	3,709	14,545	16,398
Julcani, Lead	464	282	1,345	1,420
Julcani, Copper	9	41	57	189
Mallay, Gold	103	58	454	54
Mallay, Silver	2,476	1,950	7,157	5,784
Mallay, Lead	1,120	1,313	3,620	3,848
Mallay, Zinc	1,883	1,588	5,289	4,933
Orcopampa, Gold	24,293	24,290	66,824	78,317
Orcopampa, Silver	1,136	813	3,173	2,636
Orcopampa, Copper	33	0	42	0
Uchucchacua, Gold	20	16	68	18
Uchucchacua, Silver	20,552	28,758	66,971	78,965
Uchucchacua, Lead	1,185	1,748	3,855	4,653
Uchucchacua, Zinc	990	825	2,946	3,837
La Zanja, Gold	22,964	32,256	64,726	86,549
La Zanja, Silver	369	940	1,208	2,826
El Brocal, Gold	1,600	1,370	5,370	2,542
El Brocal, Silver	2,513	3,861	7,645	14,007
El Brocal, Lead	2,299	2,566	6,718	9,693
El Brocal, Zinc	12,747	11,403	30,718	31,404
El Brocal, Copper	24,852	17,878	70,449	46,358
Non Mining Units	2,675	10,252	8,351	32,757
Consolidated Cost of sales, excluding depreciation and amortization	129,752	145,921	371,545	427,228

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2016	2015	2016	2015
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	4	4	7	22
Julcani, Silver	2,503	2,582	7,321	8,944
Julcani, Lead	213	196	677	775
Julcani, Copper	4	29	29	103
Mallay, Gold	33	21	157	20
Mallay, Silver	800	699	2,475	2,178
Mallay, Lead	362	470	1,252	1,449
Mallay, Zinc	609	569	1,829	1,857
Orcopampa, Gold	11,680	9,364	29,259	30,664
Orcopampa, Silver	546	313	1,389	1,032
Orcopampa, Copper	16	0	18	0
Uchucchacua, Gold	7	3	20	4
Uchucchacua, Silver	7,336	6,177	19,671	17,087
Uchucchacua, Lead	423	375	1,132	1,007
Uchucchacua, Zinc	353	177	865	830
La Zanja, Gold	94	10	101	35
La Zanja, Silver	2	0	2	1
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	24,985	20,990	66,206	66,008

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 13 of 23

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2016	2015	2016	2015
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	2	2	3	11
Julcani, Silver	1,022	1,241	3,892	5,251
Julcani, Lead	87	95	362	447
Julcani, Copper	1	16	20	64
Mallay, Gold	42	29	166	29
Mallay, Silver	1,319	1,083	3,578	2,883
Mallay, Lead	572	732	1,803	1,920
Mallay, Zinc	1,538	1,062	4,210	3,155
Orcopampa, Gold	183	81	331	200
Orcopampa, Silver	66	0	82	0
Orcopampa, Copper	8	0	9	0
Uchucchacua, Gold	8	5	27	5
Uchucchacua, Silver	8,686	9,094	28,325	25,236
Uchucchacua, Lead	491	565	1,620	1,486
Uchucchacua, Zinc	1,458	831	4,201	3,958
La Zanja, Gold	16	77	181	141
La Zanja, Silver	4	12	12	12
El Brocal, Gold	1,939	1,287	6,541	2,922
El Brocal, Silver	1,974	2,646	6,094	9,592
El Brocal, Lead	1,097	1,129	3,418	4,400
El Brocal, Zinc	9,794	5,631	23,747	17,719
El Brocal, Copper	27,281	19,477	82,682	55,717
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	57,590	45,094	171,306	135,147

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended Sep 30		For the 9 months ended Sep 30
	2016	2015	2016	2015
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	0	1	2
Julcani, Silver	168	197	554	781
Julcani, Lead	14	15	51	68
Julcani, Copper	0	2	2	9
Mallay, Gold	8	4	33	4
Mallay, Silver	185	147	523	418
Mallay, Lead	84	99	265	278
Mallay, Zinc	141	119	387	357
Orcopampa, Gold	249	192	569	634
Orcopampa, Silver	12	6	27	21
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	1	0	3	0
Uchucchacua, Silver	1,014	816	3,036	2,166
Uchucchacua, Lead	58	50	175	128
Uchucchacua, Zinc	49	23	134	105
La Zanja, Gold	294	272	780	927
La Zanja, Silver	5	8	15	30
El Brocal, Gold	93	79	341	133
El Brocal, Silver	146	222	486	733
El Brocal, Lead	134	147	427	507
El Brocal, Zinc	742	654	1,952	1,642
El Brocal, Copper	1,447	1,026	4,476	2,424
Non Mining Units	686	576	1,411	1,334
Consolidated Selling expenses	5,531	4,655	15,646	12,701

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 14 of 23

	JULCANI
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9	5,460	464	-	9	5,942	6	3,709	282	-	41	4,038
Add:
Exploration Expenses (US$000)	4	2,503	213	-	4	2,724	4	2,582	196	-	29	2,811
Commercial Deductions (US$000)	2	1,022	87	-	1	1,112	2	1,241	95	-	16	1,353
Selling Expenses (US$000)	0	168	14	-	0	183	0	197	15	-	2	215
Cost Applicable to Sales (US$000)	16	9,153	777	-	15	9,961	12	7,729	588	-	88	8,417
Divide:
Volume Sold	21	771,898	726	-	5	Not Applicable	12	597,425	405	-	19	Not Applicable
CAS	776	11.86	1,070	-	2,751	Not Applicable	993	12.94	1,451	-	4,722	Not Applicable

	MALLAY
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	103	2,476	1,120	1,883	-	5,582	58	1,950	1,313	1,588	-	4,908
Add:
Exploration Expenses (US$000)	33	800	362	609	-	1,804	21	699	470	569	-	1,759
Commercial Deductions (US$000)	42	1,319	572	1,538	-	3,471	29	1,083	732	1,062	-	2,906
Selling Expenses (US$000)	8	185	84	141	-	418	4	147	99	119	-	369
Cost Applicable to Sales (US$000)	186	4,781	2,138	4,171	-	11,275	112	3,878	2,614	3,338	-	9,942
Divide:
Volume Sold	234	366,346	1,845	2,277	-	Not Applicable	105	277,157	1,737	2,024	-	Not Applicable
CAS	794	13.05	1,159	1,832	-	Not Applicable	1,066.11	13.99	1,505	1,649	-	Not Applicable

	ORCOPAMPA
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,293	1,136	-	-	33	25,461	24,290	813	-	-	-	25,102
Add:					-
Exploration Expenses (US$000)	11,680	546	-	-	16	12,242	9,364	313	-	-	-	9,678
Commercial Deductions (US$000)	183	66	-	-	8	257	81	-	-	-	-	81
Selling Expenses (US$000)	249	12	-	-	0	261	192	6	-	-	-	198
Cost Applicable to Sales (US$000)	36,405	1,759	-	-	57	38,221	33,926	1,133	-	-	-	35,059
Divide:
Volume Sold	55,191	182,484	-	-	21	Not Applicable	53,376	136,573	-	-	-	Not Applicable
CAS	660	9.64	-	-	2,693	Not Applicable	636	8.29	-	-	-	Not Applicable

	UCHUCCHACUA
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20	20,552	1,185	990	-	22,747	16	28,758	1,748	825	-	31,347
Add:
Exploration Expenses (US$000)	7	7,336	423	353	-	8,119	3	6,177	375	177	-	6,733
Commercial Deductions (US$000)	8	8,686	491	1,458	-	10,644	5	9,094	565	831	-	10,495
Selling Expenses (US$000)	1	1,014	58	49	-	1,122	0	816	50	23	-	889
Cost Applicable to Sales (US$000)	36	37,588	2,157	2,850	-	42,632	25	44,845	2,738	1,856	-	49,464
Divide:
Volume Sold	51	3,398,654	2,141	1,313	-	Not Applicable	23	3,307,909	1,831	815	-	Not Applicable
CAS	714	11.06	1,008	2,171	-	No Applicable	1,047	13.56	1,496	2,277	-	No Applicable

	JULCANI
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	15	14,545	1,345	-	57	15,963	40	16,398	1,420	-	189	18,047
Add:
Exploration Expenses (US$000)	7	7,321	677	-	29	8,035	22	8,944	775	-	103	9,844
Commercial Deductions (US$000)	3	3,892	362	-	20	4,277	11	5,251	447	-	64	5,773
Selling Expenses (US$000)	1	554	51	-	2	608	2	781	68	-	9	860
Cost Applicable to Sales (US$000)	26	26,313	2,436	-	108	28,883	75	31,375	2,710	-	365	34,524
Divide:
Volume Sold	31	2,323,633	2,092	-	37	Not Applicable	76	2,471,004	1,804	-	77	No Aplicable
CAS	828	11.32	1,165	-	2,939	No Applicable	984	12.70	1,502	-	4,739	No Applicable

	MALLAY
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	454	7,157	3,620	5,289	-	16,520	54	5,784	3,848	4,933	-	14,619
Add:
Exploration Expenses (US$000)	157	2,475	1,252	1,829	-	5,713	20	2,178	1,449	1,857	-	5,504
Commercial Deductions (US$000)	166	3,578	1,803	4,210	-	9,757	29	2,883	1,920	3,155	-	7,987
Selling Expenses (US$000)	33	523	265	387	-	1,208	4	418	278	357	-	1,057
Cost Applicable to Sales (US$000)	810	13,734	6,940	11,715	-	33,198	108	11,262	7,494	10,302	-	29,167
Divide:
Volume Sold	933	1,094,056	5,415	6,802	-	Not Applicable	105	806,831	4,847	5,501	-	Not Applicable
CAS	868	12.55	1,281	1,722	-	No Applicable	1,029	13.96	1,546	1,873	-	No Applicable

	ORCOPAMPA
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	66,824	3,173	-	-	42	70,039	78,317	2,636	-	-	-	80,953
Add:
Exploration Expenses (US$000)	29,259	1,389	-	-	18	30,666	30,664	1,032	-	-	-	31,696
Commercial Deductions (US$000)	331	82	-	-	9	423	200	0	-	-	-	200
Selling Expenses (US$000)	569	27	-	-	0	596	634	21	-	-	-	655
Cost Applicable to Sales (US$000)	96,983	4,671	-	-	70	101,724	109,815	3,689	-	-	-	113,504
Divide:
Volume Sold	142,272	524,582	-	-	24	Not Applicable	162,333	415,757	-	-	-	Not Applicable
CAS	682	8.90	-	-	2,885	No Applicable	676	8.87	-	-	-	No Applicable

	UCHUCCHACUA
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	68	66,971	3,855	2,946	-	73,839	18	78,965	4,653	3,837	-	87,473
Add:
Exploration Expenses (US$000)	20	19,671	1,132	865	-	21,689	4	17,087	1,007	830	-	18,929
Commercial Deductions (US$000)	27	28,325	1,620	4,201	-	34,174	5	25,236	1,486	3,958	-	30,685
Selling Expenses (US$000)	3	3,036	175	134	-	3,347	0	2,166	128	105	-	2,399
Cost Applicable to Sales (US$000)	118	118,003	6,782	8,146	-	133,049	27	123,454	7,273	8,731	-	139,486
Divide:
Volume Sold	153	10,882,782	6,131	4,041	-	Not Applicable	26	8,534,639	4,567	3,230	-	Not Applicable
CAS	771	10.84	1,106	2,016	-	No Applicable	1,058	14.47	1,593	2,703	-	No Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 15 of 23

	LA ZANJA
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,964	369	-	-	-	23,333	32,256	940	-	-	-	33,196
Add:
Exploration Expenses (US$000)	94	2	-	-	-	96	10	0	-	-	-	10
Commercial Deductions (US$000)	16	4	-	-	-	21	77	12	-	-	-	90
Selling Expenses (US$000)	294	5	-	-	-	299	272	8	-	-	-	280
Cost Applicable to Sales (US$000)	23,369	380	-	-	-	23,749	32,615	961	-	-	-	33,576
Divide:
Volume Sold	36,472	40,097	-	-	-	Not Applicable	35,995	79,267	-	-	-	Not Applicable
CAS	641	9.47	-	-	-	Not Applicable	906	12.12	-	-	-	Not Applicable

	BROCAL
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,600	2,513	2,299	12,747	24,852	44,012	1,370	3,861	2,566	11,403	17,878	37,077
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,939	1,974	1,097	9,794	27,281	42,085	1,287	2,646	1,129	5,631	19,477	30,169
Selling Expenses (US$000)	93	146	134	742	1,447	2,562	79	222	147	654	1,026	2,128
Cost Applicable to Sales (US$000)	3,632	4,634	3,530	23,283	53,580	88,659	2,735	6,729	3,842	17,688	38,380	69,374
Divide:
Volume Sold	2,570	215,665	2,426	11,450	11,199	Not Applicable	1,858	403,292	2,436	9,704	7,437	Not Applicable
CAS	1,413	21.49	1,455	2,033	4,785	Not Applicable	1,472	16.68	1,577	1,823	5,161	Not Applicable

	NON MINING COMPANIES
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,675	-	-	-	-	-	10,252
Add:
Selling Expenses (US$000)	-	-	-	-	-	686	-	-	-	-	-	576
Total (US$000)	-	-	-	-	-	3,361	-	-	-	-	-	10,828

	BUENAVENTURA CONSOLIDATED
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	48,989	32,507	5,067	15,620	24,894	129,752	57,995	40,031	5,908	13,816	17,919	145,921
Add:
Exploration Expenses (US$000)	11,819	11,187	997	962	20	24,985	9,402	9,771	1,042	746	29	20,990
Commercial Deductions (US$000)	2,190	13,072	2,248	12,790	27,291	57,590	1,480	14,077	2,521	7,524	19,492	45,094
Selling Expenses (US$000)	645	1,530	290	932	1,447	5,531	547	1,396	311	797	1,028	4,655
Cost Applicable to Sales (US$000)	63,644	58,295	8,603	30,304	53,651	217,858	69,424	65,274	9,782	22,883	38,468	216,660
Divide:
Volume Sold	94,539	4,975,143	7,138	15,040	11,225	Not Applicable	91,370	4,801,621	6,409	12,543	7,456	Not Applicable
CAS	673	11.72	1,205	2,015	4,780	Not Applicable	760	13.59	1,526	1,824	5,160	Not Applicable

	COIMOLACHE
	3Q 2016						3Q 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	16,681	1,085	-	-	-	17,766	13,666	1,307	-	-	-	14,973
Add:
Exploration Expenses (US$000)	2,932	191	-	-	-	3,123	2,192	210	-	-	-	2,402
Commercial Deductions (US$000)	114	7	-	-	-	122	219	18	-	-	-	237
Selling Expenses (US$000)	240	16	-	-	-	256	207	20	-	-	-	227
Cost Applicable to Sales (US$000)	19,967	1,299	-	-	-	21,267	16,285	1,554	-	-	-	17,839
Divide:
Volume Sold	37,923	162,764	-	-	-	Not Applicable	33,682	247,769	-	-	-	Not Applicable
CAS	527	7.98	-	-	-	Not Applicable	484	6.27	-	-	-	Not Applicable

	LA ZANJA
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	64,726	1,208	-	-	-	65,934	86,549	2,826	-	-	-	89,375
Add:
Exploration Expenses (US$000)	101	2	-	-	-	103	35	1	-	-	-	36
Commercial Deductions (US$000)	181	12	-	-	-	193	141	12	-	-	-	153
Selling Expenses (US$000)	780	15	-	-	-	795	927	30	-	-	-	957
Cost Applicable to Sales (US$000)	65,788	1,237	-	-	-	67,025	87,652	2,869	-	-	-	90,521
Divide:
Volume Sold	115,760	166,485	-	-	-	Not Applicable	104,594	255,566	-	-	-	Not Applicable
CAS	568	7.43	-	-	-	No Applicable	838	11.23	-	-	-	Not Applicable

	BROCAL
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,370	7,645	6,718	30,718	70,449	120,899	2,542	14,007	9,693	31,404	46,358	104,004
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	6,541	6,094	3,418	23,747	82,682	122,482	2,922	9,592	4,400	17,719	55,717	90,349
Selling Expenses (US$000)	341	486	427	1,952	4,476	7,681	133	733	507	1,642	2,424	5,439
Cost Applicable to Sales (US$000)	12,252	14,224	10,563	56,417	157,607	251,062	5,597	24,331	14,600	50,765	104,499	199,792
Divide:
Volume Sold	9,131	933,000	7,736	32,023	32,834	Not Applicable	4,346	1,756,023	10,869	30,711	19,840	Not Applicable
CAS	1,342	15.25	1,365	1,762	4,800	No Applicable	1,288	13.86	1,343	1,653	5,267	Not Applicable

	NON MINING COMPANIES
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	8,351	-	-	-	-	-	32,757
Add:
Selling Expenses (US$000)	-	-	-	-	-	1,411	-	-	-	-	-	1,334
Total (US$000)	-	-	-	-	-	9,762	-	-	-	-	-	34,091

	BUENAVENTURA CONSOLIDATED
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	137,456	100,699	15,538	38,953	70,548	371,545	167,522	120,615	19,613	40,174	46,546	427,228
Add:
Exploration Expenses (US$000)	29,544	30,859	3,061	2,694	47	66,206	30,745	29,243	3,230	2,688	103	66,008
Commercial Deductions (US$000)	7,249	41,985	7,203	32,158	82,711	171,306	3,307	42,973	8,253	24,832	55,782	135,147
Selling Expenses (US$000)	1,727	4,640	917	2,472	4,478	15,646	1,700	4,149	980	2,104	2,433	12,701
Cost Applicable to Sales (US$000)	175,976	178,183	26,720	76,277	157,785	624,703	203,273	196,981	32,077	69,798	104,864	641,084
Divide:
Volume Sold	268,280	15,924,538	21,374	42,866	32,895	Not Applicable	271,479	14,239,819	22,086	39,442	19,917	Not Applicable
CAS	656	11.19	1,250	1,779	4,797	Not Applicable	749	13.83	1,452	1,770	5,265	Not Applicable

	COIMOLACHE
	9M 2016						9M 2015
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	43,048	3,192	-	-	-	46,240	39,023	3,212	-	-	-	42,235
Add:
Exploration Expenses (US$000)	6,878	510	-	-	-	7,388	11,015	907	-	-	-	11,922
Commercial Deductions (US$000)	434	40	-	-	-	474	509	40	-	-	-	549
Selling Expenses (US$000)	753	56	-	-	-	809	647	53	-	-	-	700
Cost Applicable to Sales (US$000)	51,114	3,798	-	-	-	54,911	51,194	4,212	-	-	-	55,406
Divide:
Volume Sold	107,327	592,768	-	-	-	Not Applicable	94,428	579,275	-	-	-	Not Applicable
CAS	476	6.41	-	-	-	No Applicable	542	7.27	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 16 of 23

APPENDIX 5: ALL-IN SUSTAINING COST

All-in Sustaining Cost for 3Q16

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable [2]
	3Q16	3Q16	3Q16	3Q16
Au Ounces Sold BVN	91,908
Au Ounces bought from La Zanja	-36,412
Au Ounces Sold Net	55,497	51,272	37,923	97,907

	3Q16		3Q16		3Q16		3Q16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	67,151	1,210	23,180	452	17,766	468	86,573	884
Exploration in Operating Units	24,889	448	875	17	3,122	82	26,605	272
Royalties	6,143	111	0	0	0	0	6,143	63
Comercial Deductions[4]	15,484	279	803	16	122	3	15,959	163
Selling Expenses	2,045	37	236	5	256	7	2,273	23
Administrative Expenses[5]	12,653	228	615	12	746	20	13,279	136
Other Expenses	0	0	2,484	48	2,702	71	2,401	25
Other Incomes	-2,993	-54	-5,589	-109	-3,072	-81	-7,190	-73
Administrative charges	0	0	1,562	30	354	9	971	10
Sustaining Capex[6]	17,774	320	9,076	177	9,611	253	26,443	270

By-product Credit	-115,724	-2,085	-1,015	-20	-3,373	-89	-117,615	-1,201

All-in Sustaining Cost	27,422	494	32,227	629	28,234	745	55,842	570

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 17 of 23

All-in Sustaining Cost for 3Q15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	3Q15	3Q15	3Q15	3Q15
Au Ounces Sold BVN	92,866
Au Ounces bought from La Zanja	-35,879
Au Ounces Sold Net	56,987	32,990	33,682	87,996

	3Q15		3Q15		3Q15		3Q15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	76,109	1,336	29,950	908	14,973	445	98,004	1,114
Exploration in Operating Units	20,982	368	137	4	2,402	71	22,018	250
Royalties	5,302	93	0	0	0	0	5,302	60
Comercial Deductions[4]	14,852	261	855	26	237	7	15,401	175
Selling Expenses	1,724	30	277	8	227	7	1,962	22
Administrative Expenses[5]	11,516	202	459	14	436	13	11,934	136
Other Expenses	0	0	3,525	107	2,887	86	3,028	34
Other Incomes	-965	-17	-6,704	-203	-3,422	-102	-5,894	-67
Other administrative charges	0	0	3,031	92	233	7	1,702	19
Sustaining Capex[6]	12,643	222	12,488	379	17,092	507	26,122	297

By-product Credit	-74,363	-1,305	-1,333	-40	-3,590	-107	-76,510	-869

All-in Sustaining Cost	67,800	1,190	42,684	1,294	31,476	935	103,069	1,171

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 18 of 23

All-in Sustaining Cost for 9M16

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable [2]
	9M16	9M16	9M16	9M16
Au Ounces Sold BVN	258,386
Au Ounces bought from La Zanja	-114,997
Au Ounces Sold Net	143,389	107,702	107,327	243,568

	9M16		9M16		9M16		9M16
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	342,087	2,386	60,004	557	46,240	431	392,465	1,611
Exploration in Operating Units	66,103	461	2,147	20	7,388	69	70,204	288
Royalties	15,499	108	0	0	0	0	15,499	64
Comercial Deductions[4]	48,833	341	2,611	24	474	4	50,409	207
Selling Expenses	10,738	75	732	7	809	8	11,450	47
Administrative Expenses[5]	38,122	266	1,641	15	1,799	17	39,714	163
Other Expenses	0	0	6,578	61	4,840	45	5,431	22
Other Incomes	-5,162	-36	-12,745	-118	-5,892	-55	-14,287	-59
Administrative charges	0	0	1,959	18	858	8	1,383	6
Sustaining Capex[6]	33,852	236	11,897	110	18,483	172	47,575	195

By-product Credit	-458,672	-3,199	-2,801	-26	-10,269	-96	-464,275	-1,906

All-in Sustaining Cost	91,401	637	72,022	669	64,731	603	155,569	639

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 19 of 23

All-in Sustaining Cost for 9M15

	Buenaventura[1]	La Zanja	Tantahuatay	Attributable Production[2]
	9M15	9M15	9M15	9M15
Au Ounces Sold BVN	283,085
Au Ounces bought from La Zanja	-104,477
Au Ounces Sold Net	178,608	100,618	94,428	269,857

	9M15		9M15		9M15		9M15
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales[3]	228,941	1,282	87,133	866	42,235	447	292,108	1,082
Exploration in Operating Units	66,056	370	8,446	84	11,922	126	75,318	279
Royalties	16,902	95	0	0	0	0	16,902	63
Comercial Deductions[4]	44,711	250	2,494	25	549	6	46,254	171
Selling Expenses	5,088	28	954	9	700	7	5,875	22
Administrative Expenses[5]	35,644	200	1,200	12	1,364	14	36,827	136
Other Expenses	0	0	10,156	101	5,635	60	7,648	28
Other Incomes	-3,983	-22	-16,039	-159	-7,022	-74	-15,308	-57
Other administrative charges	0	0	5,472	54	126	1	2,954	11
Sustaining Capex[6]	22,652	127	26,024	259	32,644	346	49,549	184

By-product Credit	-226,736	-1,269	-3,969	-39	-9,122	-97	-232,500	-862

All-in Sustaining Cost	189,275	1,060	121,870	1,211	79,032	837	285,626	1,058

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.

3. For Buenaventura does not consider purchase of concentrate from La Zanja.

4. For all metals produced.

5. For Buenaventura, does not consider management services charged to subsidiaries. For La Zanja does not consider US$ 3.8 MM Impairment.

6. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 20 of 23

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of September 30, 2016 and December 31, 2015

	2016	2015
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	117,243	78,519
Trade and other accounts receivable, net	286,035	219,862
Inventory, net	139,127	101,473
Income tax credit	17,607	45,919
Prepaid expenses	6,860	8,231
Total current assets	566,872	454,004
Assets classified as held for sale	4,421	15,592
	571,293	469,596

Non-current assets
Trade and other accounts receivable, net	167,869	162,567
Income tax credit	4,092	-
Inventory, net	5,655	26,029
Investment in associates	1,941,603	2,043,983
Mining concessions, development costs, property, plant and equipment, net	1,854,681	1,747,624
Investment properties, net	10,293	10,719
Deferred income tax asset, net	30,653	41,574
Prepaid expenses	30,647	29,235
Other assets	17,814	15,854
Total non-current assets	4,063,307	4,077,585

Total assets	4,634,600	4,547,181

Liabilities and shareholders’ equity
Current liabilities
Bank loans	54,547	285,302
Trade and other accounts payable	240,000	247,114
Provisions	60,805	49,829
Income tax payable	4,516	2,444
Embedded derivatives for concentrate sales, net	4,153	1,694
Hedge derivative financial instruments	219	10,643
Financial obligations	38,945	33,394
Total current liabilities	403,185	630,420

Liabilities directly associated with assets classified as held for sale	8,768	20,611
	411,953	651,031

Non-current liabilities
Trade and other accounts payable	17,266	15,057
Provisions	144,752	141,885
Financial obligations	561,712	320,316
Contingent consideration liability	20,524	16,994
Deferred income tax liability, net	10,206	12,662
Total non-current liabilities	754,460	506,914

Total liabilities	1,166,413	1,157,945

Shareholders’ equity
Capital stock	750,497	750,497
Investment shares	791	1,396
Additional paid-in capital	218,450	219,055
Legal reserve	162,744	162,714
Other reserves	269	269
Retained earnings	2,103,608	2,024,895
Other reserves of equity	(313)	2,240
Shareholders’ equity, net attributable to owners of the parent	3,236,046	3,161,066
Non-controlling interest	232,141	228,170
Total shareholders’ equity	3,468,187	3,389,236

Total liabilities and shareholders’ equity	4,634,600	4,547,181

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 21 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of profit or loss

For the three-month and nine-month periods ended September 30, 2016 and 2015

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Net sales of goods	257,484	191,869	746,310	626,503
Net sales of services	5,598	10,391	16,859	42,698
Royalty income	5,947	8,720	18,493	25,200
Total operating income	269,029	210,980	781,662	694,401

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(127,210)	(130,505)	(363,194)	(380,910)
Cost of services, excluding depreciation and amortization	(2,542)	(15,416)	(8,351)	(46,318)
Depreciation and amortization	(45,361)	(59,564)	(138,041)	(169,078)
Exploration in operating units	(24,985)	(20,990)	(66,206)	(66,008)
Mining royalties	(7,332)	(6,937)	(20,375)	(21,844)
Total operating costs	(207,430)	(233,412)	(596,167)	(684,158)

Gross profit	61,599	(22,432)	185,495	10,243

Operating expenses, net
Administrative expenses	(16,879)	(19,838)	(58,048)	(58,806)
Exploration in non-operating areas	(6,355)	(5,259)	(14,824)	(25,660)
Selling expenses	(5,531)	(4,655)	(15,646)	(12,701)
Reversal (expense) for provision for contingencies	(331)	201	(129)	(280)
Provision for impairment of long–lived assets	-	-	-	(3,803)
Other, net	2,241	(2,225)	10,561	(2,445)
Total operating expenses, net	(26,855)	(31,776)	(78,086)	(103,695)

Operating profit (loss)	34,744	(54,208)	107,409	(93,452)

Other income (expense), net
Share in results of associates under equity method	(11,850)	13,381	37,222	61,621
Financial income	1,749	827	6,061	2,441
Net gain (loss) from currency exchange difference	(4,233)	(3,936)	1,255	(7,517)
Financial costs	(10,911)	(6,934)	(26,585)	(21,078)
Total other income (expense), net	(25,245)	3,338	17,953	35,467

Profit (loss) before income tax	9,499	(50,870)	125,362	(57,985)
Current income tax	(14,054)	(3,176)	(32,359)	(10,556)
Deferred income tax	(17,075)	17,473	(5,266)	14,490

Profit (loss) from continuing operations	(21,630)	(36,573)	87,737	(54,051)

Discontinued operations
Profit (loss) from discontinued operations	(6,736)	(2,433)	(6,382)	(6,197)
Net profit	(28,366)	(39,006)	81,355	(60,248)

Attributable to:
Owners of the parent	(24,651)	(23,229)	82,372	(24,656)
Non-controlling interest	(3,715)	(15,777)	(1,017)	(35,592)
	(28,366)	(39,006)	81,355	(60,248)

Basic and diluted profit (loss) per share attributable to equity holders of the parent, stated in U.S. dollars	(0.10)	(0.09)	0.32	(0.10)

Profit (loss) for continuing operations, basic and diluted per share attributable to equity holders of the parent, expressed in U.S. dollars	(0.07)	(0.08)	0.35	(0.07)

Weighted average number of shares outstanding (common and investment), in units	253,715,190	253,715,190	253,715,190	253,715,190

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 22 of 23

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of cash Flows

For the three-month and nine-month periods ended September 30, 2016 and 2015

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	262,108	239,513	677,953	721,967
Proceeds from dividends	3,142	1,816	139,926	4,775
Value Added Tax recovered	34,850	21,911	105,722	74,784
Royalty received	5,947	7,151	27,005	28,966
Interest received	52	700	1,766	2,497
Payments to suppliers and third-parties	(190,615)	(192,714)	(523,634)	(553,471)
Payments to employees	(36,065)	(40,892)	(105,219)	(127,920)
Payments of interest	(1,068)	(7,684)	(18,941)	(17,283)
Payment of income taxes	(2,705)	(6,125)	(14,166)	(17,387)
Payments of mining royalties	(6,053)	(5,525)	(15,409)	(17,407)

Net cash and cash equivalents provided by operating activities	69,593	18,151	275,003	99,521

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	3,352	569	5,651	2,589
Proceeds from loan to third parties	-	141	-	141
Acquisitions of mining concessions, development costs, property, plant and equipment	(118,296)	(84,895)	(239,664)	(166,527)
Loans granted to associates	-	(20,800)	-	(20,800)
Opening of time deposits	-	(7,350)	-	(7,350)

Net cash and cash equivalents used in investing activities	(114,944)	(112,335)	(234,013)	(191,947)

Financing activities
Proceeds from bank loans	-	150,000	175,851	240,000
Payments of bank loans	(3,760)	(50,000)	(415,760)	(90,000)
Proceeds from financial obligations	210	-	275,210	10,000
Payments of financial obligations	(8,297)	(20,784)	(25,180)	(29,870)
Dividends paid to non-controlling interest	(1,649)	(2,140)	(5,709)	(8,048)
Acquisition of non-controlling interest	(4,152)	-	(5,459)	-
Increase of restricted bank accounts	(2,023)	-	(4,011)	-
Repurchase of treasury shares	(1,210)	-	(1,210)	-
Payments of dividends	-	(70)	(9)	(70)

Net cash and cash equivalents provided by (used in) financing activities	(20,881)	77,006	(6,277)	122,012

Net increase (decrease) in cash and cash equivalents during the period	(66,232)	(17,178)	34,713	29,586
Cash and cash equivalents at the beginning of the period	179,464	125,276	78,519	78,512

Cash and cash equivalents at period-end	113,232	108,098	113,232	108,098

Unrealized gain (loss) for changes in the fair value of hedge financial instruments	827	(154)	(2,911)	(2,495)
Changes in the asset for closure of mining units	-	12,272	8,433	53,988

Compañía de Minas Buenaventura S.A.A. Third Quarter and Nine-Month 2016 Results Page 23 of 23

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2016	2015	2016	2015
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss) attributable to owners of the parent	(24,651)	(23,229)	82,372	(24,656)

Plus (less):
Depreciation and amortization	45,361	61,377	138,041	179,185
Net loss (gain) on sales of mining concessions, property, plant and equipment	-	10,667	2,072	13,620
Accretion expense of provision for closure of mining units and exploration projects	1,112	96	2,810	2,931
Loss (income) attributable to non-controlling interest	(3,715)	(15,777)	(1,017)	(35,592)
Net share in results of associates	11,850	(13,381)	(37,222)	(61,621)
Provision for estimated fair value of embedded derivatives related to concentrate	20,651	(5,752)	(9,298)	(6,347)
sales and adjustments on open liquidations
Deferred income tax expense (income)	17,075	(17,473)	5,266	(14,490)
Reversal (provision) for impairment loss of inventories	(291)	8,928	(9,145)	13,710
Net loss (gain) from currency exchange difference	4,233	3,945	(1,255)	7,525
Provision for impairment of long–lived assets	-	-	-	3,803
Other net	(765)	(513)	(1,352)	3,326

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(32,057)	22,496	(68,235)	51,970
Inventories	(8,598)	(12,810)	(6,777)	11,656
Income tax credit	6,219	5,570	24,220	5,390
Prepaid expenses	3,809	4,543	(3,115)	7,242
Increase (decrease) in operating liabilities -
Trade and other accounts payable	38,245	(17,892)	21,908	(35,210)
Provisions	(12,621)	5,845	(4,196)	(26,749)
Income tax payable	594	(305)	-	(947)
Proceeds from dividends	3,142	1,816	139,926	4,775

Net cash and cash equivalents provided by operating activities	69,593	18,151	275,003	99,521

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 28, 2016